Filed Pursuant to Rule 433

Registration Statement No. 333-189409

Final Term Sheet for the Notes

The Korea Development Bank

US$750,000,000 3.00% Notes due 2019 (the “Notes”)

September 10, 2013

Issuer	The Korea Development Bank

Issue currency	U.S. DOLLAR ($)

Issue size	US$750,000,000

Maturity date	March 17, 2019

Settlement date	On or about September 17, 2013, which will be the fifth business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest rate	3.00% per annum (payable semi-annually)

Interest payment dates

March 17 and September 17 of each year, commencing on March 17, 2014 and with interest accruing from September 17, 2013. If any Interest Payment Date or the Maturity Date shall be a day on which banking institutions in The City of New York or Seoul are authorized or obligated by law to close, then such payment will not be made on such date but will be made on the next succeeding day which is not a day on which banking institutions in The City of New York or Seoul are authorized or obligated by law to close, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

Public offering price	99.223%

Gross proceeds	US$744,172,500

Underwriting discounts	0.25%

Net proceeds (after deducting underwriting discounts but not estimated expenses)	US$742,297,500

Denominations	US$200k/1k

Day count	360-day year consisting of twelve 30-day months

Listing	Application has been made to the Singapore Exchange Securities Trading Limited for the listing and quotation of the Notes.

Governing Law	New York

Fiscal Agent	The Bank of New York Mellon

CUSIP	500630 CA4

ISIN	US500630CA45

Ratings	Aa3 (Moody’s)/ AA- (Fitch)

Joint Bookrunners	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank AG, Singapore Branch; KDB Asia Limited, Mizuho Securities USA Inc. and Standard Chartered Bank

This Final Term Sheet should be read in conjunction with the prospectus dated June 24, 2013, as supplemented by the preliminary prospectus supplement dated September 10, 2013, relating to the Notes.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the Website of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-877-858-5407.

The most recent prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/869318/000119312513362038/d591442d424b5.htm

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.